Exhibit 99.p35

Section 16

CODE OF ETHICS OF THE LONDON COMPANY OF VIRGINIA, LLC

In accordance with Rule 204A-1 of the Investment Advisors Act of 1940, The London Company (“London”) requires that all employees follow a standard of business conduct, as set out in this Code of Ethics (the “Code”). The Code is distributed to all new employees as part of the new hire process, and on an annual basis thereafter. Each employee must acknowledge the receipt of the Code by signing and returning the Annual Employee Certification form. By signing this form, employees acknowledge not only the receipt of the Code, but also that he or she has read, understands and agrees to comply with all provisions of the Code.

London places a high value on ethical conduct based on the fundamental principles of openness, integrity, honesty and trust. Internal controls are paramount to help facilitate this environment. All employees are challenged to act not only by the terms of the law, but with sound moral standards.

As an investment manager, we owe a fiduciary duty to our clients and therefore must place their interests ahead of our own. All employees must avoid any conduct which could create a potential conflict of interest, and must ensure that their personal securities transactions do not interfere with the clients’ portfolio transactions and that they do not take inappropriate advantage of their positions. By following these principles, our actions will easily fall within a high standard of business conduct. We are committed to maintaining these standards and, as such, have adopted strict policies to ensure that everyone adheres to them.

I.	SECURITIES LAWS

London requires that all employees comply with all applicable securities laws. Ignorance of the law does not preclude one from adhering to it. Should any employee violate current law, they will be subject to immediate termination.

II.	INSIDER TRADING

No London employee may trade - either personally or on behalf of others - while in possession of material non-public information. Employees may not communicate material non-public information to others.

III.	CLIENT PRIORITY

Our first duty is to our clients. All employees are expected to protect client information, securities transactions and holdings. Employees must remember that all investment opportunities are offered first to clients.

IV.	MATERIAL NON-PUBLIC INFORMATION

A.	Overview

Many types of information may be considered material, including but not limited to the advance knowledge of: dividend or earnings announcements, asset write-downs or write-offs, additions to reserves for bad debts or contingent liabilities, expansion or curtailment of company or major division operations, merger or joint venture announcements, new product/service announcements, discovery or research developments, investigations and indictments, pending labor disputes, debt service or liquidity problems, bankruptcy or insolvency problems, tender offers and stock repurchase plans, and recapitalization plans. Information provided by a company could be material because of its expected effect on a particular class of securities, all of a company’s securities, the securities of another company, or the securities of several companies. The prohibition against misusing Material Non-public Information applies to all types of financial instruments including, but not limited to: stocks, bonds, warrants, options, futures, forwards, swaps, commercial paper and government-issued securities. Material information need not relate to a company’s business. For example, information about the contents of an upcoming newspaper article may affect the price of a security and therefore would be considered material. Employees should consult with the CCO if there is any question as to whether non-public information is material.

A.	Distribution of Non-Public Information

Once information has been effectively distributed to the investing public, it is no longer non-public. However, the distribution of Material Non-Public Information must occur through commonly recognized channels for the classification to change. In addition, there must be adequate time for the public to receive and digest the information. Non-public information does not change to public information solely by selective dissemination. Employees must be aware that even where there is no expectation of confidentiality, a person may become an insider upon receiving Material Non-Public Information. Employees should consult with the CCO if there is any question as to whether material information is non-public.

B.	Penalties for Trading on Material Non-Public Information

Severe penalties exist for firms and individuals that engage in Insider Trading, including civil injunctions, disgorgement of profits and jail sentences. Fines for Insider Trading may be levied against individuals and companies in amounts up to three times the profit gains or loss avoided. London will not protect employees found guilty of insider trading.

C.	Procedures for Recipients of Material Non-Public Information

1.	If an employee has questions as to whether they are in possession of Material Non-Public Information, they should inform the CCO as soon as possible. The CCO will conduct research to determine if the information is likely to be considered material, and whether the information has been publicly disseminated. Given the severe penalties imposed on individuals and firms engaging in Insider Trading, employees must:

a.	report the potential receipt of Material Non-Public Information to the CCO immediately upon discovery

b.	cease trading the securities of any company about which they may possess Material Non-Public Information

c.	avoid discussions regarding any potential Material Non-Public Information with colleagues, except as specifically required by their position

d.	avoid conducting research, trading, or other investment activities regarding a security for which they may have Material Non-Public Information until the CCO dictates an appropriate course of action.

2.	If the CCO determines that the information is material and non-public, the CCO will prepare a written memorandum describing the information, its source, and the date that the information was received. London will not place any trades in securities for which it has Material Non-Public Information. Depending on the relevant facts and circumstances, the CCO may also take some or all of the following steps:

a.	review London’s Insider Trading policies and procedures with the affected individual(s)

b.	ask the affected individual(s) to execute written agreements that they will not disclose the potentially Material Non-Public Information to others, including colleagues

c.	ask the affected individual(s) to sign certifications periodically state that they have not improperly shared the information

d.	review London’s Insider Trading policies and procedures with all employees

e.	conduct searches of all employees’ emails for the information in question

3.	Trading in affected securities may resume, and other responses may be adjusted or eliminated, when the CCO determines that the information has become public and/or immaterial. At such time, the CCO will amend the memorandum noted above to indicate the date that trading was allowed to resume and the reason for the resumption.

D.	Selective Disclosure

Non-public information about London’s investment strategies, trading, and client holdings may not be shared with third parties, except as is necessary to implement investment decisions and conduct other legitimate business. Employees must never disclose proposed or pending trades or other sensitive information to any third party without the prior approval of the CCO. Federal Securities Laws may prohibit the dissemination of such information, and doing so may be considered a violation of the fiduciary duty that London owes to its Clients.

E.	Rumors

Creating or passing false rumors with the intent to manipulate securities prices or markets may violate the antifraud provisions of Federal Securities Laws. Such conduct is contradictory to London’s Code of Ethics, as well as the Company’s expectations regarding appropriate behavior of its employees. Employees are prohibited from knowingly circulating false information, rumors or sensational information that might reasonably be expected to affect market conditions for one or more securities, sectors, or markets, or improperly influencing any person or entity.

V.	EMPLOYEES

A.	Definition

Employees with privileged information about client transactions and holdings are considered Access Persons. As such, they are subject to additional reporting requirements over employees with no access to the same information. An employee has access to nonpublic information regarding clients’ purchase or sale of securities and is either involved in making securities recommendations to clients or has access to such recommendations. This includes those who have access to nonpublic information regarding the portfolio holdings of an affiliated mutual fund. Given that London’s primary business is providing investment advice, all employees are considered to be Access Persons.

B.	List of Employees

The Chief Compliance Officer (“CCO”) maintains a list of employees, which is updated periodically. Any employee that became an employee during the reporting quarter will be required to submit reports as itemized in the Code.

VI.	PERSONAL SECURITIES TRANSACTION REPORTING PROCEDURES

A.	Request for Personal Trading Information

On a quarterly basis, the CCO will send a request to all employees to provide a list of personal trades from the previous quarter (Quarterly Employee Certification). The list shall include all reportable accounts, as described below, for all personal accounts and accounts of family members living in the same household, over which the Access Person or his/her family member exercises investment discretion. The completed form is to be returned within 30 days after the end of each prior calendar quarter. The employee will certify, by providing their signature on the form, that all transactions are included on the quarterly transaction report.

Brokerage account statements or trade confirmations are required and may be accomplished by having London set up for duplicate statements at the custodian. To the extent that a brokerage statement or confirmation lacks some of the information otherwise required to be reported, employees may submit a transactions report containing the missing information as a supplement to the statement or confirmation.

B.	Reportable Securities

A “reportable security” is any security, as defined in Advisers Act Section 202(a)(18) and Company Act Section 2(a)(36), except as defined below:

1.	securities purchased through automatic investment plans

2.	securities held in accounts where the employee has no “direct” or “indirect” influence or control (any account managed by London or outside manager)

3.	securities that present little opportunity for improper trading, such as

a.	open-end mutual funds not sub-advised by London. Funds sub-advised by London require pre-clearance (if not part of an employer-sponsored retirement plan)

b.	closed-end exchange-traded funds (ETF)

c.	direct obligations of the U.S. government

d.	money market funds and money market instruments (such as bankers’ acceptance, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments) unit investment trusts invested exclusively in open-end mutual funds

Generally, an Access Person will be deemed to have direct or indirect influence or control over any account in which he or she:

-	directs the purchases or sales of investments in accounts not managed by London;

-	suggests purchases or sales of investments to the trustee or third-party discretionary manager

Granting a third-party discretionary investment authority over an account does not, in itself, exempt an account from the reporting requirements. Similarly, trust accounts over which an Access Person is the grantor or beneficiary, may also be subject to the reporting requirements, regardless of whether a trustee has management authority.

If an Access Person is unsure as to whether an account is qualified for an exemption, they should consult with the CCO to determine the proper classification.

The CCO will conduct additional due diligence, with respect to any accounts that are identified as being managed by third-parties, to determine whether the Access Person may have influence over the investment decisions, which may include:

1)	Evaluating the relationship between the Access Person and the person managing the account;
2)	Requesting completion of periodic certifications by the Access Person or third party managers regarding the Access Person’s influence over the account;
3)	Requesting periodic completion of holdings or transaction reports to identify transactions that would have been prohibited pursuant to this Code, absent reliance on the reporting exemption; or
4)	Periodically request statements for accounts managed by third-parties where there is no identified Direct or Indirect Influence or Control

In the event it is determined that influence over investment decisions in the accounts may occur or exist, the Access Person will be required to complete and submit the forms associated with reportable account(s). The CCO will review the subsequently reported activity, in an attempt to determine whether transactions in the account(s) would have been prohibited.

The CCO will determine, on a case-by-case basis, whether an account qualifies for the aforementioned exceptions.

C.	Review

The CCO will review and retain records of employee trades. The Principal will review the CCO’s personal trades. The CCO will use employee reports to:
1.	assess whether the employee followed any required internal procedures
2.	analyze trading patterns that indicate abuse, including market timing
3.	assess whether the employee is trading the same securities in his own account, as are being traded for clients, and if so, whether the clients are receiving terms at least as favorable as the employee
4.	investigate any substantial disparities between the quality of investment performance the employee achieves for his own account versus the performance of clients
5.	investigate any substantial disparities between the percentage of trades that are profitable when the employee trades for his own account versus the profitability for the clients

D.	Violations

If the CCO finds any violations of our employee trading policies, the following actions will be taken:
1.	First Violation: Employee will be notified of the violation and reminded of the personal trading policy. The employee will be required to sign, date and return a copy of the memo as proof of notification.
2.	Second Violation: A letter will be sent to the employee, highlighting the personal trading policy and stating that the 3rd offense could result in termination. The employee will be required to sign, date and return a copy of the memo as proof of notification.
3.	Third Violation: The employee may be terminated, as approved by the Principal.

VII.	REQUEST FOR EMPLOYEE HOLDINGS

The CCO will request that all employees provide all personal holdings as of year-end. The list must include all reportable securities (described below) for all personal accounts and accounts of family members living in the same household. This report is due within 45 days after the end of the calendar year.

Brokerage statements containing all required information may be substituted for the Holdings Report Form, if submitted in a timely manner. To the extent that a brokerage statement or confirmation lacks some of the information otherwise required to be reported, you may submit a holdings report containing the missing information as a supplement to the statement or confirmation.

New employees must provide initial holdings within the first 10 days of employment. Non-employees must provide their current holdings within 10 days of becoming an employee.

•	Holdings must reflect those as of a date not more than 45 days before the report is submitted.
•	The employee will certify that all of their personal and immediate family holdings are included by their signature on the annual or initial holdings report.
•	The CCO will review and retain records of the annual holding reports.

VIII.	PERSONAL TRADING POLICY AND PROCEDURES

A.	Personal Trading Policy

An employee may not purchase or sell a reportable security for any personal or household account, unless he or she receives pre-clearance from the CCO or their designee. Such requests will be reviewed on a case-by-case basis. Additionally, investing in IPOs or Private Placements is prohibited, except as provided below. The CCO may permit an employee to make a personal transaction in a Reportable Security provided that the employee:

1.	is a newly hired employee with legacy assets
2.	owns reportable securities purchased prior to the effective date of this policy
3.	inherits assets from an unrelated account
4.	has a situation in which the transaction would not have an adverse impact on clients

If an employee opts to sign an Investment Advisory Agreement with the firm, then their account is no longer considered a personal account, but rather a discretionary client account. The account will then be traded as part of the rotation schedule. No deviations from the standard trading for the product can be made in the account. Such accounts will be reviewed by the CCO monthly to ensure that all trading activity and performance is in line with non-employee client accounts.

B.	Pre-clearance

Personal trades in reportable securities may not be placed until researched by the Portfolio Manager and authorized by the CCO or their designee. The pre-clearance is valid only for the day for which it is approved and the security may only be transacted at the end of the client trade rotation for that day. If the employee wishes to trade on different day, an updated authorization must be obtained.

IX.	SHORT-SWING TRADING AND MARKET TIMING

Employees may not profit from the purchase and sale or sale and purchase of a security within a 30 calendar day period, unless the transaction was authorized by the CCO.

X.	GIFTS

Procedures for the Receipt of Business Gifts and Entertainment

A business gift is defined as any item provided at no expense (or at a steep discount) to the recipient relating to the business of Adviser. Gifts include items such as tickets to an event if the person providing the tickets is not present at the event. Business entertainment is defined as any entertainment, such as dinners and sporting events, provided by or to a counterparty in which both the provider and recipient are present.

Promotional items of nominal value that display a product's or firm's logo, such as golf balls, fleeces, hats, shirts and pens are not reportable.

•	Business Gifts: No Access Person may accept cash as a business gift. Any business gift with a value that exceeds $100 is required to be disclosed to the Chief Compliance Officer. If the value of any gift is uncertain, then the Access Person receiving such gift should estimate its value in good faith. The Chief Compliance Officer will log reported gifts and assess whether the gift may be accepted if it is over $100 limit.

•	Business Entertainment: Meals and other business entertainment in which the provider is present are not subject to the $100 limit, so long as they are not unusually generous, frequent, and/or likely to create a conflict of interest. Any meals or other business entertainment that is unusually generous, frequent or otherwise not customary to the Firm's normal conduct of business must be approved in advance by the Chief Compliance Officer. If there is any question about whether entertainment should be reported, it should be discussed with the Chief Compliance Officer.

•	Reporting: Upon receipt of a business gift that exceeds $100, or entertainment that requires pre-clearance based on this policy, the Access Person must inform the Chief Compliance Officer, and such gift or entertainment will be logged.

•	Corrective Action. The Firm may require a gift to be returned or the Access Person to reimburse the provider. In addition, the Firm may require the gift to be shared generally with office personnel, donated to charity or require such other remedial measures it may deem appropriate.

In addition, no employee shall give a gift or other thing with a value of more than $100 to any person or entity that does business with, or on behalf of, London, without pre-approval from the CCO.

Employees are permitted to give charitable donations in an amount greater than $100, but are prohibited from doing so with the intent of influencing such charities to become clients.

XI.	POLITICAL CONTRIBUTIONS

A.	Overview

While covered persons are encouraged to participate and vote in all federal, state and local elections, no political contribution of corporate funds to any political candidate or party (or other organization that might use the contribution for a political candidate or party) or use of corporate property, services or other assets may be made. These prohibitions cover not only direct contributions but also indirect assistance or support of candidates or political parties through the purchase of tickets to special dinners or other fund raising events, or the furnishing of any other goods, services or equipment to political parties or committees.

Policy for Employees

You are permitted to pursue legitimate political activities and to make political contributions to the extent permitted under U.S. law. However, you are prohibited from making contributions to U.S. state or local officials or candidates for state or local office if those contributions are intended to influence the award or retention of municipal finance business or any other business.

You may not circumvent these rules, and the guidelines below, by having your spouse or other member of your household make a contribution on your behalf.

B.	Background

SEC Rule 206(4)-5 governs political contributions made by investment advisory firms registered under the Investment Advisers Act, as well as their associated persons. The rule provides for a two-year “time-out” period for an investment adviser or a “covered associate” of the adviser following contributions made to an official of a government entity who is in a position to influence the award of the government entity’s business. As such, the adviser is prohibited from receiving compensation for providing advisory services to that government entity for two-year period thereafter (“time-out” period).

A “contribution” is defined as any gift, subscription, loan, advance or deposit of money or anything of value made for the purpose of influencing any election for federal, state or local office; the payment of debt incurred in connection with any such election, and; transition or inaugural expenses incurred by a successful candidate for state or local office.

For the purpose of London’s policy regarding political contributions, a “covered person” of an investment adviser is defined as any:

•	General partner, managing member, executive officer or other individual with a similar status or function;
•	Employee who solicits a government entity for the investment adviser (and any person who supervises, directly or indirectly, such an employee);
•	Political Action Committee (“PAC”) controlled by the investment adviser or by any of its covered associates. A PAC is a private group organized to elect political candidates or to advance the outcome of a political issue or legislation.

C.	Exceptions to the “time-out” provision

A covered associate of an adviser that is a natural person, is permitted to contribute (i) up to $350 to an official per election (with primary and general elections counting separately) if the covered associate was entitled to vote for the official at the time of the contribution, and; (ii) up to $150 to an official per election (with primary and general elections counting separately), if the covered associate was not entitled to vote for the official at the time of the contribution.

D.	Recordkeeping Requirement

1.	The records of contributions and payments must be kept in chronological order, identifying each contributor and recipient, the amounts and dates of each contribution or payment, and whether the contribution or payment was subject to the exemption for certain returned contributions pursuant to the Rule. These records must be maintained for six (6) years with the most recent two (2) years in an easily accessible location

2.	A list of the names, titles and business and residential addresses of all covered associates

3.	A list of all government entities to which The London provides or has provided investment advisory services, or which are, or were, investors in any covered investment pool to which London provides or has provided investment advisory services, as applicable, in the past five years (but not prior to September 13, 2010)

4.	All direct or indirect contributions made by London or any covered associates to an official of a government entity, or direct or indirect payments to a political party of a state or political subdivision thereof, or to a political action committee

5.	The name and business address of each regulated person to whom London provides or agrees to provide, directly or indirectly, payment to solicit a government entity for investment advisory services, on its behalf.

E.	Responsibility

The CCO has the responsibility for implementing and monitoring our policies and insuring consistency with regulatory requirements. The CCO has the responsibility for reviewing and approving any political contributions. The CCO is also responsible for maintaining, as part of the London's books and records, with a record of reviews and approvals in accordance with applicable recordkeeping requirements.

F.	Procedure

All employees are required to pre-clear each and every political contribution and solicitation activity on behalf of a U.S. federal, state, local or U.S. territorial political candidate, official, party committee, organization or ballot measure committee using the Political Contribution Preclearance Request form.

Employees will not be reimbursed for political contributions. Violations of this policy can impair London’s ability to do business in certain jurisdictions.

XII.	OUTSIDE BUSINESS ACTIVITIES

Employees are prohibited from engaging in outside business activities without the prior written approval of the CCO. Approval will be granted on a case-by-case basis, subject to careful consideration of potential conflicts of interest, disclosure obligations, and any other relevant regulatory issues.

XIII.	BORROWING FROM, AND LENDING TO, CLIENTS

Neither the Firm nor its employees shall borrow money or securities from, or lend money or securities to clients. Firm supervisory officers and employees shall monitor this as part of their day-to-day responsibilities.

XI.	REPORTING VIOLATIONS

•	All violations of the Code of Ethics must be reported immediately to the CCO upon discovery.
•	Employees are expected to self-report if they have committed a violation.
•	To help prevent retaliation, violations may be reported anonymously. Should retaliation occur against a reporting employee, the person retaliating will be considered in further violation of the Code, and appropriate measures will be taken.

XIV.	DOCUMENT MAINTENANCE AND REVIEW

Copies of the Code, records of violations and actions taken, copies of receipt of the Code by employees, names of employees, holdings and transactions of employees and documentation of decisions approving trades such as Pre-Clearance forms will be maintained by the CCO.

•	All records will be maintained for 5 years in an easily accessible location, including those of employees who are no longer considered employees or those individuals who have left the firm or been terminated. The most recent 2 years will be held on site.
•	All records will be held in hard copy format until such time as it becomes burdensome or technology permits electronic maintenance.
•	The CCO will review and amend the Code as needed.

XV.	DISCLOSURE

A summary description of the Code is included in ADV Part 2, along with instructions on how to request a full copy. A full copy of the Code will be provided (or a summary of changes will be provided) annually to clients within 120 days after calendar year end and furnished upon request.

XVI.	SOCIAL MEDIA AND THE INTERNET

Social media sites, for the purposes of these policies and procedures, include, but are not limited to social and business networking sites, blogs, chat rooms, wikis, news groups, virtual/online communities and similar web-based outlets. Each Employee using social media or investment-oriented internet sites is reminded that this Manual and the Code apply to the Employee’s content, conduct and activities in social media.

Any information regarding London posted on the internet, including social media sites, such as LinkedIn and Facebook, must be pre-approved by the CCO, except that an Employee may post:

(a)	the name of the firm ("The London Company");

(b)	his or her job title; and

(c)	a brief and accurate description of his or her job function.

In addition, the Firm imposes the following restrictions on an Employee's use of social media:

•	Employees are prohibited from utilizing social media sites for work-related purposes;

•	Employees may not indicate that they work for London in a public forum if other information posted on that site could cause harm to the London's reputation or if such identification could be viewed as soliciting an investment with London;

•	Confidential information, including information about London or London's portfolio holdings, Employees, trading activities, clients, or any other confidential and proprietary information related to London and its business, may not be posted or communicated through any social media or otherwise identified on any website. Further, London's insider trading policies and procedures apply to any communication through any social media or through other websites.

All content and communications must be professional, transparent, respectful, courteous and otherwise in line with typical London content and communications used elsewhere. For the avoidance of doubt, the content posted in any social media may not include:

•	London's performance data (figures, charts, tables, etc.), including client portfolio performance or performance of any of London’s strategies;

•	Any post, comment or quote that could be construed as a testimonial or endorsement by a third party of London;

•	Any false or misleading information; and

•	Any guarantee or promise of positive returns or risk-free investments.

If contacted through social media by a client, for work-related purposes, Employees should respond using normal business communications, such as telephone or email, which is captured on London’s network.